

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 9, 2009

Richard Forkey
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, Massachusetts 01440

> **Re: Precision Optics Corporation, Inc.**
> **Letter regarding Registration Statement on Form S-1 dated June 5, 2009**
> **File No. 333-156258**

Dear Mr. Forkey:

We have reviewed the letter from your securities counsel Amy M. Trombly dated June 5, 2009 regarding the above filing and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Please expand your prospectus to disclose your response to prior comment 2 that the waiver was oral and to clarify the duration of the waiver. See also Regulation S-K Compliance and Disclosure Interpretation question and answer 146.04 available on the Commission's web site at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Richard Forkey
Precision Optics Corporation, Inc.
June 9, 2009
Page 2

       Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Amy M. Trombly, Esq.